Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 10 DATED OCTOBER 20, 2011

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 8 (which is cumulative and replaces all prior Supplements), Supplement No. 9 and this Supplement No. 10.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of September 30, 2011, 142,901,475 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of September 30, 2011, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	29,825,797	$328,083,763	$295,275,387

Total	39,349,607	$428,083,763	$385,275,387

UNIT REDEMPTION PROGRAM

On October 6, 2011, the Board of Directors of the Company approved an amendment to the Company’s unit redemption program that changed the way redemption requests are handled in the event the Company does not have sufficient funds to accommodate all redemption requests. Under the terms of the original unit redemption program, if the Company did not have sufficient funds to handle all of the redemption requests, Units would be redeemed on a first come, first-served basis. Pursuant to the amended unit redemption program, if the Company does not have sufficient funds to accommodate all redemption requests, Units will be redeemed as follows: first, pro rata as to redemptions upon the death or disability of a shareholder; next pro rata as to redemptions to shareholders who demonstrate, in the discretion of our board of directors, another involuntary exigent circumstance, such as bankruptcy; next pro rata as to redemptions to shareholders subject to a mandatory distribution requirement under such shareholder’s IRA; next, pro rata as to shareholders seeking redemption of all Units owned by them who own beneficially or of record fewer than 100 Units; and, finally, pro rata as to all other redemption requests.

LEGAL PROCEEDINGS

On October 10, 2011, the plaintiffs in Kronberg et al. v. David Lerner Associates Inc., et al., Case No. 2:11-cv-03558, filed an amended class action complaint in the United States District Court for the District of New Jersey, adding new parties and new claims to the action originally filed on June 20, 2011. The new plaintiffs are residents of New York, Connecticut, and Florida alleged to be investors in the Company, Apple REIT Eight, Inc. and Apple REIT Nine, Inc. The new defendants are directors of these companies and Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., and Apple Fund Management, LLC. The amended complaint adds claims on behalf of subclasses of residents of New Jersey, New York, Connecticut and Florida, in addition to the putative nationwide class, and no longer includes purchasers of Apple REIT Six, Inc. and Apple REIT Seven, Inc. The amended complaint asserts new claims for breach of fiduciary duty and for violation of the securities laws of the states of New Jersey, Connecticut and Florida, and seeks certification of the subclasses, monetary damages including pre- and post-judgment interest, equitable relief and fees and costs. In addition to the allegations contained in the original complaint, the amended complaint alleges that David Lerner Associates, Inc., and the directors breached a fiduciary duty to the shareholders by failing to disclose material information about the prior Apple REIT companies’ sources of distributions and share valuation, that they aided and abetted one another’s breaches, and that the Apple REIT entities and directors are jointly and severally liable for the acts of David Lerner Associates, Inc. The amended complaint also asserts that plaintiffs are entitled to recover under certain state securities laws. The Company believes that the claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or an estimate of damages or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

RECENT DEVELOPMENTS

Recent Purchases

On September 30, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Merrillville, Indiana. On October 3, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of two hotels located in Austin/Round Rock, Texas and Scottsdale, Arizona. The aggregate gross purchase price for these hotels, which contain a total of 361 guest rooms, was $46.6 million.

Further information about our recently purchased hotels is provided in other sections below.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of three additional hotels, were funded primarily by the proceeds from our ongoing offering of Units.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $0.9 million to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 21 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location	Franchise(a)	Hotel Owner/Lessor	Lessee	Manager
Merrillville, Indiana	Hilton Garden Inn	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	Schulte Hospitality Group, Inc.
Austin/Round Rock, Texas	Homewood Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Texas Services, Inc.	Vista Host, Inc.(b)
Scottsdale, Arizona	Hilton Garden Inn	Apple Ten SPE Scottsdale, Inc.	Apple Ten Services Scottsdale, Inc.	White Lodging Services Corporation

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Merrillville, Indiana	Hilton Garden Inn	$1,208,494	September 30, 2011
Austin/Round Rock, Texas	Homewood Suites	1,047,594	October 3, 2011
Scottsdale, Arizona	Hilton Garden Inn	1,038,068	October 3, 2011

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate. Our leasing subsidiary may terminate the management agreements if the managers fail to achieve certain performance levels.

Franchise Agreements

In general, for our hotels franchised by Hilton Worldwide or one of its affiliates, there is a franchise license agreement between the applicable lessee (as specified in the previous section) and Hilton Worldwide or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
Merrillville, Indiana	Hilton Garden Inn	124	$14,825,000	$124-129	$13,405,500	September 30, 2011
Austin/Round Rock, Texas	Homewood Suites	115	15,500,000	149-159	12,682,500	October 3, 2011
Scottsdale, Arizona	Hilton Garden Inn	122	16,300,000	169-189	14,211,443	October 3, 2011

	Total	361	$46,625,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Loan Information(a)

Hotel	Franchise	Outstanding Principal Balance of Loan	Annual Interest Rate	Maturity Date
Scottsdale, Arizona	Hilton Garden Inn	$10,585,298	6.07%	February 2017

Note for Table 2:

(a)

This table summarizes a loan that (i) pre-dated our purchase, (ii) is secured by our hotel, as indicated and (iii) was assumed by our purchasing subsidiary. The loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information(a)

PART A

Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
		2006	2007	2008	2009	2010
Merrillville, Indiana	Hilton Garden Inn	n/a	n/a	44%	54%	69%
Austin/Round Rock, Texas	Homewood Suites	n/a	n/a	n/a	n/a	41%
Scottsdale, Arizona	Hilton Garden Inn	68%	66%	63%	55%	60%

PART B

Hotel Location	Franchise	Revenue per Available Room/Suite ($)
		2006	2007	2008	2009	2010
Merrillville, Indiana	Hilton Garden Inn	n/a	n/a	$49	$59	$70
Austin/Round Rock, Texas	Homewood Suites	n/a	n/a	n/a	n/a	$42
Scottsdale, Arizona	Hilton Garden Inn	$83	$95	$97	$67	$71

Note for Table 3:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations). See Table 1. General Information above for the date the hotel was acquired.

Table 4. Tax and Related Information

Hotel Location	Franchise	Tax Year		Real Property Tax Rate(a)	Real Property Tax
Merrillville, Indiana	Hilton Garden Inn	2010	(b)	3.0%	224,089
Austin/Round Rock, Texas	Homewood Suites	2011	(b)	2.4%	131,512
Scottsdale, Arizona	Hilton Garden Inn	2010	(b)	1.8%	179,687

Notes for Table 4:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	Represents a calendar year.